UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated July 29, 2016 announcing STMicroelectronics’ acquisition of ams’ NFC and RFID reader assets.

PR No. C2805C

STMicroelectronics Acquires ams’ NFC and RFID Reader Assets

•	Acquisition of IP, technologies, products and business strengthens ST’s secure microcontroller solutions embedding NFC connectivity
•	New products already integrating this technology sampling now to customers and covering a broad range of applications such as next-generation mobile and Internet of Things devices
•	Acquisition of RFID Readers to complement ST’s NFC/RFID EEPROM tag offering

Geneva (Switzerland), July 29, 2016 – STMicroelectronics, (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronic applications, today announced that it has acquired ams’ (SIX: AMS) assets related to NFC1 and RFID2 reader business. ST has acquired intellectual property, technologies, products and business highly complementary to its secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. Approximately 50 technical experts from ams have been transferred to ST.

The acquired assets, combined with ST’s secure microcontrollers, position ST for a significant growth opportunity, with a complete portfolio of best-in-class technologies, products and competencies that comprehensively address the full range of the NFC and RFID markets for a wide customer base.

“Security and NFC connectivity are key prerequisites for the broad rollout of mobile and IoT devices anticipated in the coming years. This acquisition builds on our deep expertise in secure microcontrollers and gives ST all of the building blocks to create the next generation of highly-integrated secure NFC solutions for mobile and for a broad range of Internet of Things devices,” said Claude Dardanne, Executive Vice President and General Manager of STMicroelectronics’ Microcontroller and Digital ICs Group. “We welcome this highly competent team from ams into ST for the benefit of our customers.”

The first NFC controller, leveraging the acquired assets, is already sampling to lead customers, as well as a new high-performance, highly-integrated System-in-Package solution which combines this NFC controller with ST’s secure element.

ST acquired the ams assets in exchange for a (i) cash payment of $77.8 million (funded with available cash), and (ii) deferred earn-out contingent on future results for which ST currently estimates will be about $13 million but which in any case will not exceed $37 million.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

1 NFC : Near-Field Communication.
2 RFID : Radio-frequency identification.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

Alexis Breton
Tél : 01.58.07.78.62
Mobile : 06.59.16.79.08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 29, 2016	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services